(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Yak Communications Inc.
Full Name of Registrant

Former Name if Applicable

300 Consilium Place, Suite 500
Address of Principal Executive Office (Street and Number)

Toronto, Ontario, Canada M1H 3G2
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, the Company has been reviewing the accounting treatment used with respect to a software acquisition transaction. In this regard, the Company has sought certain guidance from the Office of the Chief Accountant of the SEC (“OCA”). As a result of discussions with the Staff of the OCA (along with an internal review by management, the Audit Committee and its independent auditors) the Company has determined to change the accounting treatment for the June 2003 software transaction. Accordingly, the Company intends to restate the financial statements included in the Form 10-KSB for the fiscal year ended June 30, 2003 and the subsequent periodic reports thereafter.

The Company, with its independent auditors, is currently in the process of preparing amended periodic reports to include these restated financial statements. Since the work required to complete these filings was not able to be completed prior to May 16, 2005, the Company was and continues to be unable to timely complete and file its quarterly report on Form 10-Q for the third quarter of fiscal 2005. The Company currently expects to file the subject periodic reports shortly.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dennis J. Olle	305	460-1000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Form 10-Q for the fiscal quarter ended December 31, 2004 has not been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company has made progress in determining the accounting treatment for the subject transaction and the resulting financial effect of its anticipated restatement of its historical financial statements, at this time it cannot provide a reasonable estimate of any significant changes in its results of operations for the fiscal quarter ended March 31, 2005. In this regard, the Company experienced increased professional fees and associated administrative costs (approximately $500,000) in the third quarter of fiscal 2005 which did not occur in the comparable quarter of 2004. Further, the Company expects an impairment of its Peruvian joint venture investment of approximately $300,000, in the most-recently completed quarter which also will impact its earnings.

Finally, as previously-announced, during the quarter ended March 31, 2005 the Company compromised for a relatively minimal amount the long-term obligation associated with the 2003 software transaction. The resulting “gain” from the settlement of this obligation is not calculable at this time since the accounting for the original transaction has not been determined, as described above.

YAK COMMUNICATIONS INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 17, 2005	By	/s/ Charles Zwebner
Charles Zwebner, President and Chief Executive Officer

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